




Jordan (DotWavJordan) Baker (He/Him) · 3rd

Co-Founder/Co-Owner of EVNT Games. Prev Founder/CEO of DotWav Presents

Seattle, Washington, United States · Contact info

290 connections

 EVNT Games

Paradise Honors High School

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About

What do you get when you combine the following ingredients?
-Music industry experience
-Content manager
-Game Designer
-Tech Founder

A First-time founder that understands the value of creating viral products and leveraging content to create a hyper-obsessed community-focused product.

Activity

293 followers

Jordan Baker commented on a post · 1d

Crushing it as usual

 49   2 comments · 1 repost

Jordan Baker posted this · 1w

As much as I love to "connect" with people I do get tired of the span DMs here on Linked in.

I belive in setting a proper expectation for commination is key.   ...show more

 4   1 comment

Jordan Baker posted this · 1w

So thankful to see our hard work at EVNT Games come to life on national television! The games we made for X-Games this year have been featured on ESPN and ABC News

...show more

 8

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Experience

 **Co-Founder a**
EVNT Games · Full-time
Jan 2023 - Present · 2 mos
Seattle, Washington, United States · Remote

We create gamified marketing experiences for brands, content creators, and communities. We utilize the massive audience cultivated from games like Minecraft, Fortnite, Roblox, and more to be able ...see more

Skills: Team Leadership · Time Management · Sales · B2B2C · Project Management

 **Jordan on Twitter**
Merge Announcement

 **CEO/Founder**
DotWav Creates · Full-time
Oct 2022 - Present · 5 mos
Seattle, Washington, United States · Remote

 **CEO/Founder**
DotWav Presents · Full-time
Jan 2021 - Jan 2023 · 2 yrs 1 mo
Seattle, Washington, United States

Responsible for managing the company's overall operations. This includes delegating and directing agendas, driving profitability, managing company organizational structure, strategy, and ensu ...see more

Skills: Management · Creative Problem Solving · Financial Analysis · Hiring · Leadership

 **Marketing Manager for Purpled**
Purpled LLC · Full-time
Jun 2021 - Sep 2022 · 1 yr 4 mos
Greater Seattle Area

Building relationships with brands for sponsorships. Measuring Metrics and benchmarking goals to bring Purpled to the highest level of successes possible. Helped launch and facilitate clothing merc ...see more

 **Marketing Director**
BisectHosting · Full-time
Mar 2022 - Jul 2022 · 5 mos
Seattle, Washington, United States

Lead and guide the efforts of the marketing department. Overseeing assigned projects or the entire marketing department, monitoring and evaluating project activities and results, and directing ...see more

Skills: B2B Marketing · B2C Marketing · Growth Strategies · Project Management · New Business Development

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Education

 Paradise Honors High School

Skills

Growth Strategies
 Marketing Director at BisectHosting
 Endorsed by 2 colleagues at EVNT Games
 9 endorsements

B2B Marketing
 Marketing Director at BisectHosting
 Endorsed by 2 colleagues at EVNT Games
 7 endorsements

B2C Marketing
 Marketing Director at BisectHosting
 Endorsed by 2 colleagues at EVNT Games
 6 endorsements

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Interests

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